[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]



September 2, 2005

EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      File Nos. 811-08401 and 333-70384

Dear Commissioners:

We are filing this Post-Effective Amendment No. 19 for the above offering under paragraph (b) of rule 485. Its purpose is to incorporate changes in response to oral comments by the staff on the prior amendment filed on June 21, 2005. All changes are marked and as previously discussed. This amendment does not contain disclosures that would render it ineligible to become effective under paragraph
(b) of rule 485. We propose that it becomes effective on September 6, 2005, as indicated on the facing sheet of the amendment.

Please call me, at (517) 367-3835, if you have any questions. Thank you.

Respectfully,

/s/ John S. Kreighbaum

John S. (Scott) Kreighbaum
Senior Attorney